SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

04010271

23 February 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

RECEIVED MAR 01 2004 PROCESSING SECTION 151

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Monica Koh (Ms)
Senior Legal Counsel

PROCESSED
MAR 04 2004
THOMSON FINANCIAL

Encs.

dlw 3/4

SEC File No: 82-3622

MASNET No. 23 OF 20.02.2004
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 20/02/2004

2. **Name of Director of Subsidiary:** Lee Kwok Cheong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 19/02/2004

2. **Name of Registered Holder:** Lee Kwok Cheong

3. **Circumstance(s) giving rise to the interest or change in interest:** Sales in open market at own discretion

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	201,740
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	(50,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$2.32
No. of shares held after the change: **As a percentage of issued share capital:**	151,740

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	201,740	
No. of shares held after the change: As a percentage of issued share capital:	151,740	

This transaction was reported to Singapore Telecommunications Limited on 20 February 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/02/2004 to the SGX

MASNET No. 22 OF 19.02.2004
Announcement No. 28

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change in Interest of Director of Subsidiary

PART I [Please complete this Part]

1. **Date of notice to issuer:** 18/02/2004

2. **Name of Director of Subsidiary:** Hoh Wing Chee

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. **Date of change of interest:** 18/02/2004

2. **Name of Registered Holder:** Hoh Wing Chee

3. **Circumstance(s) giving rise to the interest or change in interest:** Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	1,640
No. of shares which are the subject of this notice: As a percentage of issued share capital:	25,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.54
No. of shares held after the change: As a percentage of issued share capital:	26,640

PART III

1. **Date of change of interest:**

2. **The change in the percentage level:** From % to %

3. **Circumstance(s) giving rise to the interest or change in interest:**

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	1,640	
No. of shares held after the change: As a percentage of issued share capital:	26,640	

This transaction was reported to Singapore Telecommunications Limited on 18 February 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 19/02/2004 to the SGX

MASNET No. 11 OF 18.02.2004
Announcement No. 11

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel and OTEGlobe form strategic partnership

---

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR 18Feb04.pdf

Submitted by Chan Su Shan (Ms) , Company Secretary on 18/02/2004 to the SGX

SingTel

News Release

SingTel and OTEGlobe form strategic partnership

Collaboration on international wholesale voice and other opportunities

Singapore, 18 February 2004 – Singapore Telecommunications Limited (SingTel) today announced a strategic business partnership with OTEGlobe to collaborate in the area of international telecommunications. OTEGlobe is the wholly-owned subsidiary for the international voice and data business of OTE, the leading telecoms operator in Greece.

SingTel and OTEGlobe will jointly focus on cost reduction and new revenue generation through exchange of premium quality international voice traffic and cooperation on other international services.

The partnership will also facilitate mutual traffic termination as well as hubbing traffic exchanges between both parties. SingTel will use OTEGlobe for call traffic termination in Greece, the Balkan region and southern Europe. Likewise, OTEGlobe will use SingTel as its hub for call traffic termination in the Asia Pacific. SingTel will provide high capacity gateways to terminate voice traffic internationally at highly competitive wholesale rates.

Besides enjoying a stable exchange of traffic through mutual volume commitment, both carriers will provide mutual support to manage any temporary surge in traffic, for example, in and out of Greece to Asia during the 2004 Olympic Games.

SingTel and OTEGlobe will also jointly explore the launch of global IP (Internet Protocol) telephony services in the Balkan region. For example, OTEGlobe can leverage on SingTel's SIP (Session Initiation Protocol) infrastructure to offer IP telephony service to its customers.

Mr Richard Tan, SingTel's Vice President (International Carrier Services), said: "We are excited by this partnership with OTEGlobe as it enables us to leverage on each other's geographical strength. As the leading telecommunications provider in Asia, SingTel provides OTEGlobe with an instant gateway to the Asia Pacific."

Mr Anastasios Angeloglou, OTEGlobe's CEO, explained: "OTEGlobe's mission to dynamically address the needs of the OTE Group of companies, as well as to continuously offer quality solutions for its customers at competitive pricing, is being materialised by OTEGlobe's strategy of developing alliances with reliable partners of similar philosophy, vision sharing, innovative mindset and operational practices, such as SingTel."

SingTel and OTEGlobe entered into a GRX (GPRS Roaming Exchange) peering agreement in December 2003 which will facilitate GPRS roaming, MMS exchanges and 3G data services between their respective mobile partners. SingTel currently has GRX peering arrangements with 16 GRX providers, covering 130 mobile operators in 51 countries.

SingTel

About SingTel

SingTel is Asia's leading communications company with operations and investments around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

With major operations in Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

To serve the needs of multi-national corporations, SingTel has a network of 31 offices in 15 countries and territories throughout the Asia Pacific, in Europe and the USA. These offices enable SingTel to deliver reliable and quality network solutions to its customers, either on its own or jointly with local partners.

The Group also has major investments in India, Indonesia, the Philippines and Thailand. Together with its regional partners, SingTel is Asia's largest multi-market mobile operator, serving more than 44 million customers in six markets.

SingTel has been recognised Best Asian Telecom Carrier by industry publication, *Telecom Asia,* for six consecutive years since 1998. The Group employs more than 19,000 people worldwide and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ **www.singtel.com** and **www.optus.com.au.**

About OTEGlobe

OTEGlobe started its operations in October 2000, aiming to provide full service support to carriers & multinationals through the provisioning of integrated, customized & high quality international products and services. The company is a 100% OTE owned subsidiary, with the corporate name "OTE International Solutions S.A." and the trade name "OTEGlobe".

OTEGlobe's main activities are targeted to the following areas:

- Management and commercial exploitation of the international submarine and terrestrial cables owned by OTE
- Management and commercial exploitation of OTE's international voice traffic
- Design, implementation and management (24X7) of the international Data/IP network MSP (MultiServices Platform)
- Development, implementation and management of international wholesale services for national and international markets, especially targeted to S.E. Europe and the Middle East
- The direct sales of international data services, internet, capacities, telephony, collocation etc to telecom providers (mobile and fixed telephony operators, internet service providers, application service providers, telecom service resellers), as well as, to multinational companies and operators through its authorized resellers

Additional information is also available on **www.oteglobe.com**.

MASNET No. 46 OF 17.02.2004
Announcement No. 46

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Shareholding of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 17/02/2004

2. Name of Director of Subsidiary: Lim Shyong

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 12/02/2004

2. Name of Registered Holder: Lim Shyong

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: As a percentage of issued share capital:	44,760
No. of shares which are the subject of this notice: As a percentage of issued share capital:	70,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.69
No. of shares held after the change: As a percentage of issued share capital:	114,760

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: As a percentage of issued share capital:	44,760	1,540
No. of shares held after the change: As a percentage of issued share capital:	114,760	1,540

This transaction was reported to Singapore Telecommunications Limited on 17/02/2004

Submitted by Chan Su Shan (Ms), Company Secretary on 17/02/2004 to the SGX

MASNET No. 61 OF 16.02.2004
Announcement No. 61

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary - AMENDED COPY

PART I [Please complete this Part]

1. Date of notice to issuer:	13/02/2004
2. Name of Director of Subsidiary:	Tham Ai Chyn

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest:	13/02/2004
2. Name of Registered Holder:	Tham Ai Chyn
3. Circumstance(s) giving rise to the interest or change in interest:	Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	750
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	40,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.54
No. of shares held after the change: **As a percentage of issued share capital:**	40,750

PART III

1. Date of change of interest:	
2. The change in the percentage level:	From % to %
3. Circumstance(s) giving rise to the interest or change in interest:	

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of <u>Director of Subsidiary</u>, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	750	
No. of shares held after the change: **As a percentage of issued share capital:**	40,750	

This transaction was reported to Singapore Telecommunications Limited on 13 February 2004.

This notification supercedes the earlier notification sent on 13 February 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/02/2004 to the SGX

MASNET No. 31 OF 16.02.2004
Announcement No. 31

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Change In Interest of Director of Subsidiary

PART I [Please complete this Part]

1. Date of notice to issuer: 13/02/2004

2. Name of Director of Subsidiary: Eddy Tan Kah Hock

3. Please tick one or more appropriate box(es):

☒ a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Parts II and IV]
☐ a New Substantial Shareholder's Interest. [Please complete Parts II and IV]
☐ a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Parts III and IV]

PART II

1. Date of change of interest: 12/02/2004

2. Name of Registered Holder: Eddy Tan Kah Hock

3. Circumstance(s) giving rise to the interest or change in interest: Exercise of share options/convertibles

4. Information relating to shares held in the name of the Registered Holder: -

No. of shares held before the change: **As a percentage of issued share capital:**	9,600
No. of shares which are the subject of this notice: **As a percentage of issued share capital:**	20,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	$1.69
No. of shares held after the change: **As a percentage of issued share capital:**	29,600

PART III

1. Date of change of interest:

2. The change in the percentage level: From % to %

3. Circumstance(s) giving rise to the interest or change in interest:

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions.

PART IV

1. Holdings of Director of Subsidiary, including direct and deemed interest: -

	Direct	Deemed
No. of shares held before the change: **As a percentage of issued share capital:**	9,600	
No. of shares held after the change: **As a percentage of issued share capital:**	29,600	

This transaction was reported to Singapore Telecommunications Limited on 16 February 2004.

Submitted by Chan Su Shan (Ms), Company Secretary on 16/02/2004 to the SGX